

KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon Advisors, Inc.:

We have reviewed management's statements, included in the accompanying First Horizon Advisors, Inc. Exemption Report (the Exemption Report), in which First Horizon Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving compensation for non-customer activities related to consulting services and investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Memphis, Tennessee
March 1, 2021



FIRST HORIZON ADVISORS

165 Madison Avenue, 14th Floor | Memphis, TN 38103 | FirstHorizon.com

First Horizon Advisors, Inc. Exemption Report

First Horizon Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020 except as described below.

Nature of Exceptions	**Number of Exceptions**	**Dates of Exceptions**
Checks or Securities were not remitted timely due to an Advisor error in timely remitting of check or security	10	March 2020 (2 Exceptions) April 2020 (3 Exceptions) May 2020 (2 Exceptions) July 2020 (1 Exception) October 2020 (1 Exception) December 2020 (1 Exception)
Checks were held by Advisor until initial account paperwork could be processed	2	February 2020 (1 Exception) November 2020 (1 Exception)
Checks or securities were not remitted timely due to timing of pickup by mail or overnight delivery service	5	January 2020 (1 exception) March 2020 (1 Exception) April 2020 (1 exception) September 2020 (1 exception) November 2020 (1 exception)



165 Madison Avenue, 14th Floor | Memphis, TN 38103 | FirstHorizon.com

Nature of Exceptions (cont)	Number of Exceptions	Dates of Exceptions
Securities were held by home office due to researching Cusip for security to be deposited	2	March 2020 (1 Exception) December 2020 (1 Exception)
Check was not remitted timely due to restriction on account preventing deposit	1	January 2020 (1 Exception)
Check was not remitted timely due to Office closed for Maintenance	1	November 2020 (1 Exception)
Checks were not remitted timely due to delay in verifying information for check deposit	2	June 2020 (1 exception) September 2020 (1 Exception)
Check was not remitted timely due to technical issues with the deposit system	1	October 2020 (1 Exception)

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2)receiving compensation for non-customer activities related to consulting services and investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Horizon Advisors, Inc.

I, Mims Clayton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Operating Officer

March 1, 2021